Filed Pursuant to Rule 424(b)(3)
Registration Nos. 333-74187; 333-74187-01

Prospectus Supplement
(To Prospectus Dated December 13, 2007)

American International Group, Inc.

Deferred Compensation Obligations of
SAI Deferred Compensation Holdings, Inc.
Unconditionally Guaranteed as to Payment by
American International Group, Inc.

The Compensation and Management Resources Committee (the “Committee”) of American International Group, Inc. has approved a resolution whereby the Amended and Restated Registered Representatives’ Deferred Compensation Plan (the “Plan”) will be terminated in part and the value of each Licensed Representative’s (as defined below) account will be distributed in a lump sum during the period January 1, 2009 through March 31, 2009, in a manner that complies with Section 409A of the Internal Revenue Code. In accordance with the Plan, the Committee has approved a resolution to terminate the Plan with respect to, and distribute the account balances of, participants (“Licensed Representatives”) who, as of December 31, 2008, have a Financial Industry Regulatory Authority license with an eligible Broker-Dealer Subsidiary of AIG. With respect to participants who were no longer Licensed Representatives as of December 31, 2008, the Plan will continue to operate and make distributions in accordance with its current terms, except that no further deferrals will be permitted.

No deferrals may be made by a participant under the Plan after December 31, 2008 (including deferrals of the 2008 commissions, that may be paid in 2009), but each participant’s account will remain invested and continue to accrue earnings in accordance with the Plan until the date that the entire amount of such account is distributed to the participant.

The amount to be distributed to a Licensed Representative in 2009 will reflect such Licensed Representative’s entire account balance. Such Licensed Representative may receive two payments as part of this distribution process. In this regard, an initial lump sum distribution will be made to a Licensed Representative based on the value of such Representative’s account at Vanguard as of the close of market on February 25, 2009. In addition, if applicable, a Licensed Representative will receive a second payment from his or her Broker-Dealer Subsidiary reflecting the 2.75% interest rate provision included in the Plan. The 2.75% interest rate provision is applicable to any contributions the Licensed Representative deferred between January 1, 1999, and December 31, 2007. In the event a Licensed Representative is eligible for this additional interest payment, such Representative will receive the payment after the initial lump sum distribution.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 16, 2009